FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated December 19, 2024

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Santander has entered into an agreement with Crédit Agricole S.A. for the sale to Crédit Agricole S.A. of its 30.5% stake in CACEIS[1]. Following the envisaged transaction, Crédit Agricole S.A. will control 100% of the share capital of CACEIS. CACEIS is the holding company of a group of entities engaged in the depositary, custody and related asset servicing business.

The transaction is consistent with Santander’s strategy focus on proactive capital allocation to create shareholder value and would result upon completion in a positive impact of circa 10 basis points on the fully loaded CET1 ratio of the Santander Group. The transaction will not have a relevant impact either on the Group’s earnings or on the earnings per share.

Completion of the transaction is subject to customary closing conditions, including regulatory approvals, and it is expected to take place in 2025.

The joint business of Santander and CACEIS engaged in the depositary, custody and related asset servicing business in Latin America is out of the scope of the transaction and will remain jointly controlled by Santander and CACEIS.

Boadilla del Monte (Madrid), 19 December 2024

1 See relevant information published on 17 April 2019 with registration number 277195

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 19, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance